

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2012

Via Email
Ms. Liat Franco
Chief Executive Officer
Forex International Trading Corp
Moria 30 Avenue
Haifa, Israel 34572

> **Re: Forex International Trading Corp**
> **Form 8-K filed December 30, 2011**
> **File No. 000-54530**

Dear Ms. Franco:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant

cc: Via email at smf@flemingpllc.com
       Stephen M. Fleming
       Law Offices of Stephen M. Fleming PLLC